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                           APPLICATION FOR WITHDRAWAL

                                       OF

                             REGISTRATION STATEMENT

Issuer: American HealthChoice, Inc.

Registration Statement: Registration Statement on Form S-3
                        (No. 333-65483) (the "Registration
                        Statement")

     Pursuant to Rule 477 of the Securities Act of 1933, as amended, American HealthChoice, Inc., a New York corporation (the "Registrant"), hereby makes application to withdraw the above-referenced Registration Statement. The Registration Statement was filed by the Registrant with the Commission on October 8, 1998. The Registrant requests the withdrawal of the Registration Statement due to a change in its financing plans.


                                        AMERICAN HEALTHCHOICE, INC.

                                        By: /s/ JOHN C. STUECHELI
                                            -------------------------------
                                            John C. Stuecheli
                                            Vice President and
                                            Chief Financial Officer